UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                     -----------------------

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 2)


                         COFFEE PEOPLE, INC.
                  ------------------------------
                         (Name of Issuer)

                             Common
          ----------------------------------------------
                  (Title of Class of Securities)

                            192189108
                ---------------------------------
                          (CUSIP Number)




CUSIP No. 192189108

1    NAME OF REPORTING PERSONS

     Zesiger Capital Group LLC
     I.R.S. Identification No. 13-3813880

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)__
                                                            (b)
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York, New York

                         5    SOLE VOTING POWER
                              18,750
NUMBER OF
SHARES                   6    SHARED VOTING POWER
BENEFICIALLY                  N/A
OWNED BY
EACH                     7    SOLE DISPOSITIVE POWER
REPORTING                     78,750
PERSON WITH
                         8    SHARED DISPOSITIVE POWER
                              N/A

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     78,750

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.4%

12   TYPE OF REPORTING PERSON*

     Investment Advisor (IA)







CUSIP No. 192189108

ITEM 1(a).  Name of Issuer

            Coffee People, Inc.

ITEM 2(a).  Address of Issuer's Principal Executive Offices:

            3259 NW 29th Ave
            Portland, OR  97210
Item 2(a).  Name of Person Filing:

            Zesiger Capital Group LLC

Item 2(b).  Address of Principal Business Office or if None, Residence:

            320 Park Avenue, 30th Floor, New York, New York  10022

Item 2(c).  Citizenship:

            New York

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            192189108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a(n):

            (e) Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

Item 4.     Ownership.

            If the person of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

Item 5.     Ownership of Five Percent or Less of a Class.

            This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Clients for whom Zesiger Capital Group LLC acts as investment adviser may withdraw dividends or the proceeds of sales from the accounts managed by Zesiger Capital Group LLC. No single client account owns more than 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            N/A

Item 8.     Identification and Classification of Members of the Group

            N/A

Item 9.     Notice of Dissolution of the Group

            N/A

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          April 8, 1998
                                          Date:

                                          Barrie R. Zesiger
                                          Principal - Administration